



02005204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 44766

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

JAN 3 0 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Stanley Distribution, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Front Street, Suite 1100 One Tower Bridge
(No. and Street)

West Conshohocken	PA	19428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Alt
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name — *if individual, state last, first, middle name*)

1700 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Commonwealth of Pennsylvania
County of Montgomery

OATH OR AFFIRMATION

I, Jeffrey Alt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Stanley Distribution, Inc., as of November 30, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notarial Seal
Hilary Keeney, Notary Public
Birmingham Twp., Delaware County
My Commission Expires Apr. 8, 2002
Member, Pennsylvania Association of Notaries

Jeffrey Alt
Signature

Secretary/Treasurer
Title

Hilary Keeney
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGAN STANLEY DISTRIBUTION, INC.

(SEC I.D. No. 8-44766)

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.us.deloitte.com

Deloitte & Touche

Independent Auditors' Report

To the Board of Directors and Stockholder of
Morgan Stanley Distribution, Inc.:

We have audited the accompanying statement of financial condition of Morgan Stanley Distribution, Inc. (the "Company"), a wholly owned subsidiary of Morgan Stanley Investments LP, as of November 30, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley Distribution, Inc. at November 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 11, 2002

MORGAN STANLEY DISTRIBUTION, INC.
STATEMENT OF FINANCIAL CONDITION
November 30, 2001

Assets	
Cash	$ 1,510,118
Receivables:	
Distribution fees	434,631
Shareholder services fees	26,177
Affiliate	97,629
Total assets	$ 2,068,555
Liabilities and stockholder's equity	
Liabilities	
Payables:	
Affiliate	$ 294,260
Distribution fees	844,118
Total liabilities	1,138,378
Stockholder's equity	
Common stock (no par value, 1,000 shares authorized, 100 shares issued and outstanding)	15,000
Paid-in capital	30,000
Retained earnings	885,177
Total stockholder's equity	930,177
Total liabilities and stockholder's equity	$ 2,068,555

See notes to financial statement.

MORGAN STANLEY DISTRIBUTION, INC.
NOTES TO FINANCIAL STATEMENT
November 30, 2001

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley Distribution, Inc. (the "Company"), a registered broker-dealer, is a wholly owned subsidiary of Morgan Stanley Investments LP ("MSILP"), a Pennsylvania limited partnership. The Company, a Pennsylvania corporation, was formed for the purpose of conducting business as a distributor of the shares of the Morgan Stanley Institutional Fund Trust ("MSIFT"), a management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, which are managed by MSILP. MSILP is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("Morgan Stanley").

During 2001, Miller Anderson & Sherrerd, LLP changed its name to Morgan Stanley Investments LP. MAS Funds changed its name to Morgan Stanley Institutional Fund Trust. MAS Fund Distribution, Inc. changed its name to Morgan Stanley Distribution, Inc.

The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the financial statement and related disclosures. Management believes that the estimates utilized in the preparation of the financial statement are prudent and reasonable. Actual results could differ from these estimates.

Related Party Transactions

The Company earns shareholder services fees and distribution fees from the MSIFT Funds based on a percentage of net assets outstanding of certain classes of shares of such funds. These fees are generally remitted to external brokers who distribute the shares of the MSIFT Funds to the public. MSILP has undertaken to provide all employees as well as certain support services on behalf of the Company which are absorbed by MSILP.

Note 2 - Summary of Significant Accounting Policies

Income Taxes

Income tax expense is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Fair Value of Financial Instruments

Substantially all financial instruments on the Company's Statement of Financial Condition are carried at fair value or at amounts that approximate fair value. The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. Cash is held at a major regional bank.

Note 3 - Net Capital Requirements

The Company is subject to the Uniform Net Capital rules of the Securities and Exchange Commission ("SEC"). Under these rules the Company is required to maintain minimum net capital of at least $5,000 and a ratio of aggregate indebtedness to net capital, not to exceed 15 to 1.

At November 30, 2001, the Company had net capital of $832,548, which was $756,656 in excess of its required minimum net capital of $75,892. The Company's ratio of aggregate indebtedness to net capital at November 30, 2001 was 1.37 to 1.

Note 4 – Income Taxes

The Company is included in the consolidated federal income tax return filed by Morgan Stanley and certain other subsidiaries. Federal income taxes have been provided on a separate entity basis. The Company files separate entity state and local tax returns and is included in various unitary and combined tax filings. Accordingly, state and local income taxes have been provided on separate entity income based upon the separate company and unitary/combined effective tax rates.

In accordance with the terms of the Tax Allocation Agreement with Morgan Stanley, all current taxes are offset with other intercompany balances with Morgan Stanley. At November 30, 2001, the Company had no deferred tax assets or liabilities.

* * * * * *

January 11, 2002

Morgan Stanley Distribution, Inc.
One Tower Bridge
Suite 1100
West Conshohocken, Pennsylvania 19428

In planning and performing our audit of the financial statements of Morgan Stanley Distribution, Inc., formerly MAS Fund Distribution, Inc., (the "Company") for the year ended November 30, 2001, on which we issued our report dated January 11, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP